Exhibit 99.1

Maris-Tech Announces a Development Milestone in Quantum Navigation Technology for Autonomous Defense Systems

Rehovot, Israel, March 20, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a provider of edge artificial intelligence (“AI”) video and data processing solutions for defense and autonomous platforms, today announced a development milestone in its collaboration with Quantum Gyro Ltd. (“Quantum Gyro”), a company developing next-generation quantum-based gyroscope technology.

Quantum Gyro has entered into an exclusive license agreement with Quantum X Labs Ltd., its parent company, covering certain quantum gyroscope technology for navigation and global positioning system (“GPS”) replacement applications. Quantum X Labs Ltd. is also the assignee of U.S. Provisional Patent Application No. 64/000,184, filed on March 9, 2026, relating to an advanced nuclear magnetic resonance (“NMR”) gyroscope technology,  reflecting a step forward in the patenting process.

The technology represents a new approach to high-precision inertial sensing. The system measures rotation by detecting shifts in the Larmor frequency of nuclear magnetic moments as they precess around an applied magnetic field, enabling extremely accurate measurement of angular motion

The companies’ focus on the development of a hybrid navigation architecture that integrates real-time AI processing with a quantum-based gyroscope capable of ultra-precise inertial measurement. By combining these technologies, the system is expected to provide a potential alternative or complementary navigation capability to GPS, significantly improving operational resilience for aerial and autonomous systems.

This quantum-based sensing architecture is designed to deliver potentially strategic-grade performance at lower cost, targeting bias drift below 0.01 degrees per hour, a level of precision traditionally associated with much larger and more expensive navigation systems. When integrated with Maris-Tech’s edge AI processing capabilities, this technology is expected to enable highly resilient navigation solutions capable of operating effectively even in GPS-denied or contested environments.

The need for such capabilities is particularly acute in the rapidly expanding unmanned aerial systems (“UAS”) market, where drones rely heavily on satellite navigation for guidance and stabilization. The joint technology is expected to enhance the autonomy and resilience of unmanned aerial vehicles (“UAVs”) operating in contested environments, where GPS signals may be intentionally disrupted.

“We believe that our collaboration with Quantum Gyro represents an important step toward next-generation resilient navigation systems,” said Israel Bar, Chief Executive Officer of Maris-Tech. “By combining Maris-Tech’s AI edge processing capabilities with quantum inertial sensing, we aim to deliver a solution that allows aerial platforms to operate reliably even when GPS signals are unavailable.”

Danny Noylander, Chief Executive Officer of Quantum Gyro, added: “Quantum sensing technologies are opening a new frontier in precision navigation. Collaborating with Maris-Tech allows us to combine our quantum gyroscope innovation with advanced AI processing to create a powerful navigation solution designed for the most demanding aerospace and defense environments.”

About Maris-Tech

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit www.maris-tech.com.

About Quantum Gyro

Quantum Gyro is a technology company focused on developing quantum-based inertial sensing systems, including advanced gyroscopes designed to deliver ultra-high precision navigation capabilities for aerospace, defense, and autonomous systems operating in GPS-challenged environments.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the potential performance and capabilities of the quantum NMR gyroscope technology, the expected development of a hybrid navigation architecture combining AI processing and quantum sensing, the potential ability of the system to operate in GPS-denied or contested environments, the anticipated precision and bias-drift performance targets of the technology, the potential integration of the technology into autonomous aerial platforms and UAV systems, the expected benefits of the collaboration between Maris-Tech and Quantum Gyro, the potential commercial and defense applications of quantum navigation technologies, and the growth and demand for resilient navigation solutions in the unmanned aerial systems market. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com